Troutman Pepper Hamilton Sanders LLP 401 9th Street, NW, Suite 1000 Washington, DC 20004 troutman.com

Thomas M. Rose

Partner

757-687-7715

thomas.rose@troutman.com

July 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Gary Newberry, Jeanne Baker, Michael Davis and Jeffrey Gabor

Re:	ProMIS Neurosciences Inc. Registration Statement on Form 10 Filed June 22, 2022 CIK No. 0001374339

Ladies and Gentlemen:

On behalf of our client, ProMIS Neurosciences Inc. (the “Company”), we submit this letter in response to the comments from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) received by letter dated June 30, 2022 (the “Staff Letter”) relating to the Company’s Registration Statement on Form 10 (CIK No. 0001374339) filed June 22, 2022, as amended on June 30, 2022 (as amended, the “Registration Statement”).

Concurrently with the submission of this response to the Staff Letter, the Company is filing an amendment to the Registration Statement on Form 10 (the “Amended Registration Statement”), which reflects changes made in response to the Staff Letter and certain other changes. Based on a recent announcement by the Staff, we have not mailed to the Commission’s offices any courtesy copies of this response letter or marked copies of the Amended Registration Statement showing all changes from the Draft Registration Statement. Nevertheless, should you desire for us to do so, please advise.

For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Registration Statement on Form 10 filed June 22, 2022

Development of a Therapy for the Treatment of ALS

PMN267, page 14

1.	Please revise your description of the PMN267 transgenic mouse model to eliminate the term "encouraging." You may describe the referenced model and present the objective results that lead you to conclude that the results are encouraging. Please also revise your description of the in vitro studies performed in collaboration with Dr. Gene Yeo at University of California San Diego to provided more detailed and quantified information relating to the misfolded TDP-43 reduction.

Securities and Exchange Commission

July 1, 2022

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 14 of the Amended Registration Statement.

Thank you for your consideration of the Company’s response. In addition, please note that in accordance with the request of the NASDAQ Stock  Market LLC, the Company has filed as Exhibit 99.1 to the Amended Registration Statement its press release announcing the conversion of its amended and restated convertible unsecured debentures. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.

Very truly yours,

/s/ Thomas M. Rose
Thomas M. Rose, Esq.
Troutman Pepper Hamilton Sanders LLP

cc:       Eugene Williams, Chairman and CEO, ProMIS Neurosciences Inc.